UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

Jan Barta

Pale Fire Capital SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,108,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,108,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,108,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,218,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,108,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,218,825
	10	SHARED DISPOSITIVE POWER

1,108,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,327,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN, HC

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,221,057
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,108,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,221,057
	10	SHARED DISPOSITIVE POWER

1,108,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,329,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Pale Fire Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,108,507 Shares owned directly by Pale Fire Capital is approximately $23,760,948, excluding brokerage commissions.

The Shares purchased by Messrs. Senkypl and Barta were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,218,825 Shares owned directly by Mr. Senkypl is approximately $26,726,677, excluding brokerage commissions. The aggregate purchase price of the 1,221,057 Shares owned directly by Mr. Barta is approximately $26,889,973, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,857,779 Shares outstanding as of February 23, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022.

As of the date hereof, Pale Fire Capital directly beneficially owned 1,108,507 Shares, constituting approximately 3.7% of the Shares outstanding.

As of the date hereof, Mr. Senkypl directly beneficially owned 1,218,825 Shares, constituting approximately 4.1% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 1,108,507 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 2,327,332 Shares, constituting approximately 7.8% of the Shares outstanding.

As of the date hereof, Mr. Barta directly beneficially owned 1,221,057 Shares, constituting approximately 4.1% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 1,108,507 Shares directly owned by Pale Fire Capital, which, together with the Shares he directly beneficially owns constitutes an aggregate of 2,329,564 Shares, constituting approximately 7.8% of the Shares outstanding.

An aggregate of 3,548,389 Shares, constituting approximately 11.9% of the Shares outstanding, are reported in this Amendment No. 4 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 3,548,389 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022	Pale Fire Capital SE

	By:	/s/ Dusan Senkypl
		Name:	Dusan Senkypl
		Title:	Chairman of the Board

Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SE

Sale of Common Stock	(519)	22.7896	03/04/2022
Purchase of Common Stock	100	18.9400	03/31/2022
Purchase of Common Stock	5,100	18.9811	03/31/2022
Purchase of Common Stock	1,900	19.1300	03/31/2022
Purchase of Common Stock	1,600	19.2072	03/31/2022
Purchase of Common Stock	78,626	19.2585	03/31/2022
Purchase of Common Stock	30,105	19.2974	04/01/2022
Purchase of Common Stock	11,115	19.1251	04/01/2022
Purchase of Common Stock	57,209	19.8960	04/04/2022
Purchase of Common Stock	603	20.0367	04/05/2022
Purchase of Common Stock	15,201	20.0690	04/05/2022
Purchase of Common Stock	80,400	20.0620	04/05/2022
Purchase of Common Stock	14,300	20.2259	04/05/2022
Purchase of Common Stock	26,275	20.2067	04/05/2022
Purchase of Common Stock	24,238	19.8846	04/06/2022
Purchase of Common Stock	35,346	19.7768	04/06/2022
Purchase of Common Stock	114,700	20.0320	04/06/2022
Purchase of Common Stock	6,901	19.9040	04/06/2022

DUSAN SENKYPL

Purchase of Common Stock	8,915	16.5988	03/07/2022
Purchase of Common Stock	42,016	16.8128	03/07/2022
Purchase of Common Stock	16,569	16.9711	03/07/2022
Purchase of Common Stock	31,325	19.8780	04/07/2022

JAN BARTA

Purchase of Common Stock	67,500	16.8439	03/07/2022
Purchase of Common Stock	31,179	19.8780	04/07/2022